UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 001-31221

Total number of pages: 7

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated November 11, 2004 announcing NTT DoCoMo’s decision to repurchase its own shares. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on November 11, 2004.

2.	Press release dated November 12, 2004 announcing the results NTT DoCoMo’s repurchase of its own shares. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on November 12, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 12, 2004	By:	/S/ WATARU KAGAWA
Wataru Kagawa
Head of Investor Relations

For Immediate Release

Notice of Share Repurchase through ToSTNeT-2

TOKYO, JAPAN, November 11, 2004 — NTT DoCoMo, Inc. announced today that the Company determined to repurchase its share as follows under article 210 of the Japanese Commercial Code.

1.	Method of repurchase

The Company will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on November 12, 2004 with the closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on November 11, 2004 (176,000 yen) (it will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

2.	Detail of repurchase

(1) Class of shares: Common stock

(2) Aggregate number of shares to be repurchased: 142,000 shares

(Note 1)	The number of shares for which the Company will place purchase orders will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.

(Note 2)	Repurchases will be made to the extent that sell orders match buy orders.

3.	Announcement of the result of repurchase

The result of the repurchase will be published after completion of the ToSTNeT-2 trades on November 12, 2004.

(Reference 1)

The above repurchase of shares was approved by DoCoMo’s shareholders at the 13th annual general meeting of shareholders, which was held on June 18, 2004. The summary of the resolution is as follows:

-Class of Shares to be repurchased: Common Stock

-Aggregate number of shares to be repurchased: Up to 2,500,000 shares

-Aggregate price of shares to be repurchased: Up to 600,000,000,000 yen

(Reference 2)

Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 18, 2004 are as follows:

-Aggregate number of shares repurchased: 1,815,526 shares

-Aggregate price of shares repurchased: 332,241,258,000 yen

For more information, please contact:

Masanori Goto

Manager

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366(9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and internet access to over 42 million subscribers as the world’s most popular mobile internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

For Immediate Release

Announcement of Outcome of Share Repurchase

TOKYO, JAPAN, November 12, 2004 —NTT DoCoMo, Inc. announced today the outcome of share repurchase under article 210 of the Japanese Commercial Code.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment

2.	Details of share repurchase

(1) Class of shares: Common stock

(2) Aggregate number of shares repurchased: 93,301 shares

(3) Repurchase price: 176,000 yen per share

(4) Aggregate price of shares repurchased: 16,420,976,000 yen

(5) Method of repurchase: Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System)(closing price orders)

(Reference 1)

The above repurchase of shares was approved by DoCoMo’s shareholders at the 13th annual general meeting of shareholders, which was held on June 18, 2004. The summary of the resolution is as follows:

-Class of Shares to be repurchased: Common Stock

-Aggregate number of shares to be repurchased: Up to 2,500,000 shares

-Aggregate price of shares to be repurchased: Up to 600,000,000,000 yen

(Reference 2)

Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 18, 2004 are as follows:

-Aggregate number of shares repurchased: 1,908,827 shares

-Aggregate price of shares repurchased: 348,662,234,000 yen

For more information, please contact:

Masanori Goto

Manager

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366(9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and internet access to over 42 million subscribers as the world’s most popular mobile internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.